Exhibit 99.10

Consent to be Named as a Director

In connection with the filing by Fifth Wall Acquisition Corp. III of the Registration Statement (the “Registration Statement”) on Fonn S-4 with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), I hereby consent, pursuant to Rule 438 of the Securities Act, to being named in the Registration Statement and any and all amendments and supplements thereto as a member of the board of directors of Fifth Wall Acquisition Corp. III following the consummation of the mergers, which will be renamed Mobile Infrastructure Corporation. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

Dated: April 10, 2023

Name: David Garfinkle

/s/ David Garfinkle
Signature